UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 29, 2015

________________

NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Financial report for the period 1 January 2015 to 30 September 2015

29 October 2015

Novo Nordisk increased operating profit by 51% in the first nine months of 2015 to DKK 38.3 billion

16% local currency operating profit growth adjusted for the NNIT divestment

Sales increased by 23% in Danish kroner and by 9% in local currencies to DKK 79.1 billion.

•	Sales of Victoza® increased by 39% (21% in local currencies).
•	Sales of Levemir® increased by 27% (10% in local currencies).
•	Sales in North America increased by 33% (10% in local currencies).
•	Sales in International Operations increased by 23% (17% in local currencies).
•	Sales in Region China increased by 26% (5% in local currencies).

Gross margin improved by 1.8 percentage points in Danish kroner to 85.4% driven by a positive currency impact.

Operating profit increased by 51% in Danish kroner and by 26% in local currencies to DKK 38.3 billion. Adjusted for the DKK 2.4 billion non-recurring income related to the partial divestment of NNIT, operating profit in local currencies increased by 16%.

Net profit increased by 33% to DKK 26.6 billion. Diluted earnings per share increased by 36% to DKK 10.28. Adjusted for the partial divestment of NNIT, net profit and diluted earnings per share increased by 22% and 24% respectively.

In September, Novo Nordisk announced the US FDA approval of Tresiba® and Ryzodeg® 70/30 after the review of the class II resubmission of the New Drug Applications.

For 2015, sales growth measured in local currencies is still expected to be 7–9%, whereas operating profit growth measured in local currencies is raised by 1 percentage point and now expected to be around 20%.

The preliminary outlook for 2016 in local currencies indicates mid to high single-digit growth in sales and mid to high single-digit growth in operating profit adjusted for the non-recurring impact of the partial divestment of NNIT and the income related to the out-licensing of assets for inflammatory disorders, both in 2015.

Lars Rebien Sørensen, president and CEO: “We are satisfied with the results of the first nine months of 2015. Sales growth was primarily driven by Victoza® aided by the high growth of the GLP-1 market. In the third quarter, a significant milestone was achieved with the US FDA approval of Tresiba®, and we look forward to launching Tresiba® early 2016.”

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 www.novonordisk.com	CVR no: 24 25 67 90

Company announcement No 65 / 2015

Financial report for the period 1 January 2015 to 30 September 2015	Page 2 of 31

ABOUT NOVO NORDISK

Novo Nordisk is a global healthcare company with more than 90 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat other serious chronic conditions: haemophilia, growth disorders and obesity. Headquartered in Denmark, Novo Nordisk employs approximately 40,300 people in 75 countries, and markets its products in more than 180 countries. Novo Nordisk’s B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com

CONFERENCE CALL DETAILS

On 29 October 2015 at 13.00 CET, corresponding to 8.00 am EDT, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors ’. Presentation material for the conference call will be available approximately one hour before on the same page.

WEBCAST DETAILS

On 30 October 2015 at 12.30 CET, corresponding to 7.30 am EDT, management will give a presentation to institutional investors and sell-side analysts in London. A webcast of the presentation can be followed via a link on novonordisk.com, which can be found under ‘Investors’. Presentation material for the webcast will be made available on the same page.

FINANCIAL CALENDAR

19 November 2015	Capital Markets Day
3 February 2015	Financial statement for 2015
4 February 2016	Deadline for the company’s receipts of shareholder proposals for the Annual General Meeting 2016
8 February 2016	PDF Version of Annual Report 2015
23 February 2016	Printed version of the Annual Report 2015
18 March 2016	Annual General Meeting 2016
29 April 2016	Financial Statement for first three months of 2016
5 August 2016	Financial Statement for first six months of 2016
28 October 2016	Financial Statement for first nine months of 2016

CONTACTS FOR FURTHER INFORMATION

Media:
Katrine Sperling	+45 3079 6718	krsp@novonordisk.com
Ken Inchausti (US)	+1 267 809 7552	kiau@novonordisk.com
Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Daniel Bohsen	+45 3079 6376	dabo@novonordisk.com
Melanie Raouzeos	+45 3075 3479	mrz@novonordisk.com
Kasper Veje	+45 3075 8519	kpvj@novonordisk.com
Frank Daniel Mersebach (US)	+1 609 235 8567	fdni@novonordisk.com

Further information about Novo Nordisk is available on novonordisk.com.

Company announcement No 65 / 2015

Financial report for the period 1 January 2015 to 30 September 2015	Page 3 of 31

Financial performance	Outlook	R&D	Sustainability	Equity	Legal	Financial information

Company announcement No 65 / 2015

Financial report for the period 1 January 2015 to 30 September 2015	Page 4 of 31

FINANCIAL PERFORMANCE

CONSOLIDATED FINANCIAL STATEMENT FOR THE FIRST NINE MONTHS OF 2015

These unaudited consolidated financial statements for the first nine months of 2015 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and on the basis of the same accounting policies as were applied in the Annual Report 2014 of Novo Nordisk, amended with accounting policy regarding associated companies as described in appendix 9 in the company announcement No 31/2015 – Financial report for the period 1 January 2015 to 31 March 2015. Furthermore, the financial report including the consolidated financial statements for the first nine months of 2015 and Management’s review have been prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies. Novo Nordisk has adopted all new, amended or revised accounting standards and interpretations (‘IFRSs’) as published by the IASB, and also those that are endorsed by the EU effective for the accounting period beginning on 1 January 2015. These IFRSs have not had a significant impact on the consolidated financial statements for the first nine months of 2015.

Amounts in DKK million, except number of shares, earnings per share and full-time equivalent employees.

PROFIT AND LOSS	9M 2015	9M 2014	% change 9M
			2014
			to 9M 2015
DKK million
Net sales	79,051	64,221	23%
Gross profit	67,471	53,658	26%
Gross margin	85.4%	83.6%

Sales and distribution costs	20,273	16,544	23%
Percent of sales	25.6%	25.8%

Research and development costs	9,574	9,897	(3%)
Percent of sales	12.1%	15.4%

Administrative costs	2,693	2,470	9%
Percent of sales	3.4%	3.8%

Other operating income, net	3,388	588	N/A
Non-recurring income from the initial public offering of NNIT A/S	2,376	-	N/A

Operating profit	38,319	25,335	51%
Operating margin	48.5%	39.4%

Net financials	(5,150)	409	N/A
Profit before income taxes	33,169	25,744	29%

Income taxes	6,567	5,792	13%
Effective tax rate	19.8%	22.5%

Net profit	26,602	19,952	33%
Net profit margin	33.7%	31.1%

OTHER KEY NUMBERS

Depreciation, amortisation and impairment losses	1,944	2,507	(22%)
Capital expenditure (tangible assets)	3,028	2,481	22%

Net cash generated from operating activities	28,168	24,391	15%
Free cash flow	27,280	21,679	26%

Total assets	85,195	71,283	20%
Equity	43,109	37,967	14%
Equity ratio	50.6%	53.3%

Average number of diluted shares outstanding (million)	2,586.7	2,637.6	(2%)
Diluted earnings per share / ADR (in DKK)	10.28	7.56	36%
Diluted earnings per share / ADR adjusted for non-recurring income from NNIT IPO (in DKK)	9.40	7.56	24%

Full-time equivalent employees end of period 1)	40,261	40,700	(1%)

1) Full-time equivalent employees in 9M 2014 in NNIT A/S was 2,351

Financial performance	Outlook	R&D	Sustainability	Equity	Legal	Financial information

Company announcement No 65 / 2015

Financial report for the period 1 January 2015 to 30 September 2015	Page 5 of 31

SALES DEVELOPMENT

Sales increased by 23% measured in Danish kroner and by 9% in local currencies. While all regions contributed to sales growth, North America was the main contributor with 56% share of growth measured in local currencies, followed by International Operations and Europe contributing 27% and 8% respectively. Sales growth was realised within both diabetes care and biopharmaceuticals, with the majority of growth originating from Victoza® and modern insulin.

	Sales	Growth	Growth	Share of
	9M 2015	as reported	in local	growth
	DKK		currencies	in local
	million			currencies

The diabetes and obesity care segment
New-generation insulin 1)	977	147%	137%	10%
Modern insulin	36,602	21%	6%	32%
- NovoRapid ®	15,031	19%	5%	11%
- NovoMix ®	8,312	14%	2%	2%
- Levemir ®	13,259	27%	10%	19%
Human insulin	8,453	12%	1%	1%
Victoza®	13,123	39%	21%	36%
Other diabetes and obesity care 2)	3,493	17%	4%	2%
Diabetes and obesity care total	62,648	24%	9%	81%
The biopharmaceuticals segment

Haemophilia	7,862	17%	4%	5%
- NovoSeven ®	7,483	13%	0%	1%
Norditropin®	5,755	23%	10%	8%
Other biopharmaceuticals 3)	2,786	31%	14%	6%
Biopharmaceuticals total	16,403	21%	8%	19%
Total sales	79,051	23%	9%	100%

1) Comprises Tresiba®, Ryzodeg® and Xultophy®.

2) Primarily NovoNorm®, needles and Saxenda®.

3) Primarily Vagifem® and Activelle®.

Please refer to appendix 6 for further details on sales in the first nine months of 2015.

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) from August 2015 and August 2014 provided by the independent data provider IMS Health.

DIABETES AND OBESITY CARE, SALES DEVELOPMENT

Sales of diabetes and obesity care products increased by 24% measured in Danish kroner and by 9% in local currencies to DKK 62,648 million. Novo Nordisk is the world leader in diabetes care with a global value market share of 28%.

Financial performance	Outlook	R&D	Sustainability	Equity	Legal	Financial information

Company announcement No 65 / 2015

Financial report for the period 1 January 2015 to 30 September 2015	Page 6 of 31

Insulin

Sales of insulin increased by 20% measured in Danish kroner and by 6% in local currencies to DKK 46,032 million. Measured in local currencies, sales growth was driven by International Operations and North America. Novo Nordisk is the global leader with 47% of the total insulin market and 46% of the market for modern insulin and new- generation insulin, both measured in volume.

Sales of new-generation insulin (Tresiba®, Ryzodeg® and Xultophy®) reached DKK 977 million compared with DKK 396 million in 2014.

The roll-out of Tresiba® (insulin degludec), the once-daily new-generation insulin with an ultra-long duration of action, continues and the product has now been launched in 36 countries. In Japan, where Tresiba® was launched in March 2013 with the same level of reimbursement as insulin glargine, its share of the basal insulin market has grown steadily, and Tresiba® has now captured 31% of the basal insulin market measured in monthly value market share. Similarly, Tresiba® has shown solid penetration in other markets with reimbursement at a similar level to insulin glargine, whereas penetration remains modest in markets with restricted market access compared with insulin glargine. In September 2015, Novo Nordisk announced the FDA approval of Tresiba® in the US; Novo Nordisk expects to launch Tresiba® in the beginning of 2016.

Ryzodeg®, a soluble formulation of insulin degludec and insulin aspart, has been marketed in Mexico, India and Bangladesh. Feedback from the countries is positive.

Xultophy®, a once-daily single-injection combination of insulin degludec (Tresiba®) and liraglutide (Victoza®), marketed in Switzerland, Germany and the UK, has now also been launched in Sweden. Launch activities are progressing as planned, and the early feedback from patients and prescribers is encouraging.

Sales of modern insulin increased by 21% in Danish kroner and by 6% in local currencies to DKK 36,602 million. North America accounted for 56% of the growth, followed by International Operations and Region China. Sales of modern insulin and new-generation insulin now constitute 82% of Novo Nordisk’s sales of insulin measured in value.

INSULIN MARKET SHARES	Novo Nordisk’s share		Novo Nordisk’s share
(volume, MAT)	of total insulin market		of the modern insulin and new-generation insulin market

	August 2015	August 2014	August 2015	August 2014
Global	47%	47%	46%	45%
USA	37%	37%	39%	38%
Europe	47%	48%	47%	48%
International Operations*	55%	55%	52%	52%
China**	56%	58%	62%	64%
Japan	52%	52%	50%	49%

Source: IMS, August 2015 data. *: Data for 13 selected markets representing approximately 70% of Novo Nordisk’s diabetes sales in the region. **: Data for mainland China, excluding Hong Kong and Taiwan.

Financial performance	Outlook	R&D	Sustainability	Equity	Legal	Financial information

Company announcement No 65 / 2015

Financial report for the period 1 January 2015 to 30 September 2015	Page 7 of 31

North America

Sales of insulin in North America increased by 27% in Danish kroner and by 5% in local currencies. Sales growth is driven by the continued market share gains for Levemir® and NovoLog® as well as a positive contribution from the underlying volume growth of the insulin market, partly offset by a contracting premix insulin segment. 60% of Novo Nordisk’s modern insulin volume in the US is used in the prefilled devices FlexPen® and FlexTouch®.

Europe

Sales of insulin in Europe increased by 3% in Danish kroner and by 1% in local currencies. Sales growth is driven by the penetration of Tresiba®, the continued progress of NovoRapid® as well as a positive contribution from Xultophy®, partly offset by a contracting premix insulin segment and declining human insulin sales.

Furthermore, sales are affected by a net negative impact from the implementation of pricing reforms in several European countries. The device penetration in Europe is high, and 96% of Novo Nordisk’s insulin volume is being used in devices, primarily NovoPen® and FlexPen®.

International Operations

Sales of insulin in International Operations increased by 24% in Danish kroner and by 19% in local currencies. The growth in local currencies is driven by human insulin and the two modern insulins NovoRapid® and NovoMix® as well as Tresiba®. Currently, 62% of Novo Nordisk’s insulin volume in the major private markets is used in devices.

Region China

Sales of insulin in Region China increased by 28% in Danish kroner and by 6% in local currencies. The modest sales growth is driven by the continued market penetration of the three modern insulins offset by a decline in the growth of the overall diabetes care market, reflecting cost containment measures in the healthcare system including restrictions on access to healthcare professionals as well as intensified local competition. Currently, 98% of Novo Nordisk’s insulin volume in China is used in devices, primarily the durable device NovoPen®.

Japan & Korea

Sales of insulin in Japan & Korea increased by 5% in Danish kroner and by 1% in local currencies. The sales development reflects the continued strong uptake of Tresiba® in the Japanese market which is partly offset by a declining Japanese insulin volume market. The device penetration in Japan remains high with 98% of Novo Nordisk’s insulin volume being used in devices, primarily FlexPen® and FlexTouch®.

Victoza® (GLP-1 therapy for type 2 diabetes)

Victoza® sales increased by 39% in Danish kroner and by 21% in local currencies to DKK 13,123 million. Sales growth is driven by North America and Europe. The GLP-1 segment’s value share of the total diabetes care market has increased to 7.5% compared with 6.9% in 2014. Victoza® is the market leader in the GLP-1 segment with a 69% value market share.

Financial performance	Outlook	R&D	Sustainability	Equity	Legal	Financial information

Company announcement No 65 / 2015

Financial report for the period 1 January 2015 to 30 September 2015	Page 8 of 31

GLP-1 MARKET SHARES	GLP-1 share of total		Victoza® share
(value, MAT)	diabetes care market		of GLP-1 market

	August 2015	August 2014	August 2015	August 2014
Global	7.5%	6.9%	69%	72%
USA	8.8%	8.4%	67%	69%
Europe	8.7%	8.0%	77%	78%
International Operations*	2.3%	2.4%	76%	76%
China**	0.8%	0.7%	53%	60%
Japan	3.3%	2.1%	67%	61%

Source: IMS, August 2015 data. *: Data for 13 selected markets representing approximately 70% of Novo Nordisk’s diabetes sales in the region. **: Data for mainland China, excluding Hong Kong and Taiwan.

North America

Sales of Victoza® in North America increased by 50% in Danish kroner and by 24% in local currencies. Sales growth is driven by an underlying prescription volume growth of the GLP-1 class of more than 15% in the US. The value share of the GLP-1 class of the total US diabetes care market has increased to 8.8%. The growth of the GLP-1 market continues to be driven by Victoza® and the launch of competing products. Victoza® is the market leader with a 67% value market share.

Europe

Sales in Europe increased by 12% in Danish kroner and by 10% in local currencies. Sales growth is primarily driven by Germany and France. In Europe, the share of the GLP-1 class of the total diabetes care market in value has increased to 8.7%. Victoza® is the GLP-1 market leader with a value market share of 77%.

International Operations

Sales in International Operations increased by 24% in Danish kroner and by 22% in local currencies. Sales growth is primarily driven by a number of countries in the Middle East and Latin America. The value share of the GLP-1 class of the total diabetes care market has declined slightly to 2.3% primarily due to stagnating GLP-1 sales in Brazil. Victoza® is the GLP-1 market leader across International Operations with a value market share of 76%.

Region China

Sales in Region China increased by 29% in Danish kroner and by 8% in local currencies. The modest sales growth reflects the declining growth rate for the overall diabetes care market. In China, the GLP-1 class, which represents 0.8% of the total diabetes care market in value, is generally not reimbursed and relatively modest in size. Victoza® holds a GLP-1 value market share of 53%.

Japan & Korea

Sales in Japan & Korea increased by 74% in Danish kroner and by 68% in local currencies. The sales growth reflects a positive impact of an improved product label in Japan in September 2014. In Japan, the GLP-1 class now represents 3.3% of the total diabetes care market value compared with 2.1% in 2014. Victoza® remains the leader in the class with a value market share of 67%.

Financial performance	Outlook	R&D	Sustainability	Equity	Legal	Financial information

Company announcement No 65 / 2015

Financial report for the period 1 January 2015 to 30 September 2015	Page 9 of 31

Other diabetes and obesity care

Sales of other diabetes and obesity care, which predominantly consists of oral antidiabetic products, needles and Saxenda®, increased by 17% in Danish kroner and by 4% in local currencies to DKK 3,493 million. This reflects a significant positive contribution from the US launch of Saxenda®, liraglutide 3 mg for weight management, in May 2015. In the US, market access for Saxenda® is improving, launch activities are progressing as planned and early feedback from patients and prescribers is encouraging. Declining sales of needles in Europe and North America partly offset sales growth.

BIOPHARMACEUTICALS, SALES DEVELOPMENT

Sales of biopharmaceutical products increased by 21% measured in Danish kroner and by 8% in local currencies to DKK 16,403 million. Sales growth is primarily driven by North America, International Operations and Europe.

Haemophilia

Sales of haemophilia products increased by 17% in Danish kroner and by 4% in local currencies to DKK 7,862 million. The growth in local currencies is primarily driven by the roll-out of NovoEight® in Europe, Japan and the US as well as by NovoSeven® in International Operations partly offset by lower NovoSeven® sales in the US and Japan.

Norditropin® (growth hormone therapy)

Sales of Norditropin® increased by 23% in Danish kroner and by 10% in local currencies to DKK 5,755 million. The sales growth is primarily derived from North America reflecting favourable pricing and increased demand driven by the prefilled FlexPro® device as well as International Operations. Novo Nordisk is the leading company in the global growth hormone market with a 32% market share measured in volume.

Other biopharmaceuticals

Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy-related (HRT) products, increased by 31% in Danish kroner and by 14% in local currencies to DKK 2,786 million. Sales growth is driven by a positive impact from pricing of Vagifem® in the US.

DEVELOPMENT IN COSTS AND OPERATING PROFIT

The cost of goods sold increased by 10% to DKK 11,580 million, resulting in a gross margin of 85.4% compared with 83.6% in 2014. This reflects a positive currency impact of 1.8 percentage points as well as a positive impact from the product mix primarily due to increased sales of Victoza® and modern insulin partly countered by non-recurring effects in 2014.

Sales and distribution costs increased by 23% in Danish kroner and by 9% in local currencies to DKK 20,273 million. The increase in costs is driven by US launch costs related to Saxenda® and NovoEight® and by preparations for the Tresiba® launch in the US, sales force investments in selected countries in International Operations as well as adjustments to legal provisions.

Financial performance	Outlook	R&D	Sustainability	Equity	Legal	Financial information

Company announcement No 65 / 2015

Financial report for the period 1 January 2015 to 30 September 2015	Page 10 of 31

Research and development costs decreased by 3% in Danish kroner and by 8% in local currencies to DKK 9,574 million. The decline in costs reflects the discontinuation of activities within inflammatory disorders in September 2014 whereas the underlying costs, excluding all costs related to inflammatory disorders in the first nine months of 2014, increased by 10%. The increase in underlying costs reflects the progression of the late-stage diabetes care portfolio and is primarily driven by the cardiovascular outcomes trial DEVOTE for insulin degludec and the phase 3a programme SUSTAIN for the once- weekly GLP-1 analogue semaglutide. The increase in costs is partly offset by lower costs related to faster-acting insulin aspart following the completion of the phase 3a development programme, onset®, in August 2015.

Administration costs increased by 9% in Danish kroner and by 3% in local currencies to DKK 2,693 million.

Other operating income (net) was DKK 3,388 million compared with DKK 588 million in 2014. The increase is driven by the non-recurring income from the partial divestment of NNIT, an IT service and consultancy company, in connection with the Initial Public Offering on Nasdaq Copenhagen under the symbol ‘NNIT’ (ISIN DK0060580512) as well as non-recurring income related to the out-licensing of assets for inflammatory disorders.

Operating profit increased by 51% in Danish kroner and by 26% in local currencies to DKK 38,319 million. Adjusted for the income related to the partial divestment of NNIT, the growth in operating profit was 16% in local currencies.

NET FINANCIALS

Net financials showed a net loss of DKK 5,150 million compared with a net income of DKK 409 million in 2014.

In line with Novo Nordisk’s treasury policy, the most significant foreign exchange risks for the group have been hedged, primarily through foreign exchange forward contracts. The foreign exchange result was a loss of DKK 5,101 million compared with an income of DKK 414 million in 2014. This development reflects losses on foreign exchange hedging involving especially the US dollar due to its appreciation versus the Danish krone compared with the prevailing exchange rates in 2014.

CAPITAL EXPENDITURE AND FREE CASH FLOW

Net capital expenditure for property, plant and equipment was DKK 3.0 billion compared with DKK 2.5 billion in 2014. Net capital expenditure was primarily related to investments in additional insulin filling capacity, expansion of the manufacturing capacity for biopharmaceutical products and the construction of new research facilities.

Free cash flow was DKK 27.3 billion compared with DKK 21.7 billion in 2014. The increase of 26% compared with 2014 primarily reflects the increased cash flow from

Financial performance	Outlook	R&D	Sustainability	Equity	Legal	Financial information

Company announcement No 65 / 2015

Financial report for the period 1 January 2015 to 30 September 2015	Page 11 of 31

operating activities as well as the non-recurring proceeds from the partial divestment of NNIT.

KEY DEVELOPMENTS IN THE THIRD QUARTER OF 2015

Please refer to appendix 1 for an overview of the quarterly numbers in DKK and to appendix 6 for details on sales in the third quarter of 2015.

Sales in the third quarter of 2015 increased by 20% in Danish kroner and by 8% in local currencies compared with the same period in 2014. The growth was primarily driven by Victoza® and Levemir® but also with a notable contribution from Tresiba® and Saxenda®. From a geographic perspective, sales growth in local currencies was driven by North America, International Operations and Region China growing by 9%, 16% and 10% respectively. The sales growth rate in Region China was impacted positively by timing of shipments to distributors between the quarters in 2014.

The gross margin was 85.6% in the third quarter of 2015 compared with 84.6% in the same period last year. The increase of 1.0 percentage point reflects a positive currency impact of 1.7 percentage points partly countered by non-recurring effects in the third quarter of 2014.

Sales and distribution costs increased by 18% in Danish kroner and by 6% in local currencies in the third quarter of 2015 compared with the same period last year. The increase in costs was driven by launch costs related to Saxenda® and preparations for the Tresiba® launch in the US and sales force investments in selected countries in International Operations.

Research and development costs decreased by 10% in Danish kroner and by 13% in local currencies in the third quarter of 2015 compared with the same period last year. The decline in costs reflects the discontinuation of activities within inflammatory disorders in September 2014 whereas the underlying costs, excluding all costs related to inflammatory disorders in the third quarter of 2014, increased by 21%.

Administrative costs increased by 9% in Danish kroner and by 5% in local currencies in the third quarter of 2015 compared with the same period last year.

Other operating income (net) was DKK 227 million in the third quarter of 2015 compared with DKK 169 million in the same period last year.

Operating profit in Danish kroner increased by 40% and by 17% in local currencies in the third quarter of 2015 compared with the same period last year. Adjusted for the non-recurring costs of DKK 600 million in relation to the close-down of the inflammation activities in Q3 2014 the growth in local currencies was 9%.

Financial performance	Outlook	R&D	Sustainability	Equity	Legal	Financial information

Company announcement No 65 / 2015

Financial report for the period 1 January 2015 to 30 September 2015	Page 12 of 31

OUTLOOK

OUTLOOK 2015

The current expectations for 2015 are summarised in the table below:

Expectations are as reported, if not otherwise stated	Current expectations 29 October 2015	Previous expectations 6 August 2015
Sales growth
in local currencies	7-9%	7-9%
as reported	Around 13 percentage points higher	Around 14 percentage points higher
Operating profit growth
in local currencies	Around 20%	Around 19%
as reported	Around 22 percentage points higher	Around 23 percentage points higher
Net financials	Loss of around DKK 5.6 billion	Loss of around DKK 5.7 billion
Effective tax rate	Around 20%	Around 21%
Capital expenditure	Around DKK 5.0 billion	Around DKK 5.0 billion
Depreciation, amortisation and impairment losses	Around DKK 2.9 billion	Around DKK 3.0 billion
Free cash flow	DKK 33-35 billion	DKK 33-35 billion

Sales growth for 2015 is still expected to be 7–9% measured in local currencies. This reflects expectations for continued robust performance for the portfolio of modern insulin, Victoza® and Tresiba® as well as a modest sales contribution from the launches of Saxenda®, Xultophy® and NovoEight®. These sales drivers are expected to be partly countered by an impact from increased rebate levels in the US, intensifying competition within diabetes and biopharmaceuticals as well as macroeconomic conditions in China and a number of markets in International Operations. Given the current level of exchange rates versus the Danish krone, the reported sales growth is now expected to be around 13 percentage points higher than growth measured in local currencies equivalent to a reported sales growth of 20–22%.

For 2015, operating profit growth is now expected to be around 20% measured in local currencies. The expectations for operating profit growth above the level of sales growth reflect expectations for modest growth in selling, distribution and administration costs as well as declining research and development costs reflecting the 2014 cost impact of the decision to discontinue all activities within inflammatory disorders. The expectation for a higher level of operating profit growth reflects a marginally lower overall cost forecast. Given the current level of exchange rates versus the Danish krone, the reported operating profit growth is now expected to be around 22 percentage points higher than growth measured in local currencies equivalent to a reported operating profit growth of around 42%.

For 2015, Novo Nordisk expects a net financial loss of around DKK 5.6 billion. The current expectation primarily reflects losses associated with foreign exchange hedging contracts, particularly following the appreciation of the US dollar versus the Danish

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Company announcement No 65 / 2015

Financial report for the period 1 January 2015 to 30 September 2015	Page 13 of 31

krone compared with the prevailing exchange rates in 2014. Reflecting the 22% points positive currency impact and the related significant hedging losses reported under net financials, the reported pre-tax profit is now expected to grow by approximately 27%.

The effective tax rate for 2015 is now expected to be around 20% primarily reflecting changes in provisions related to international tax cases.

Capital expenditure is expected to be around DKK 5.0 billion in 2015, primarily related to investments in an expansion of the manufacturing capacity for biopharmaceutical products, an expansion of the insulin filling capacity, pilot manufacturing facilities and construction of new research facilities. Furthermore, in order to meet long-term capacity requirements for current and future diabetes care products, including oral semaglutide, Novo Nordisk expects to invest an estimated 2 billion US dollars over the coming five years in two new production facilities; a new production facility for a range of active pharmaceutical ingredients in Clayton, North Carolina, US and a new drug-product facility in Måløv, Denmark. The final design and cost of the new production facilities is expected to be approved by the company's board of directors in 2016.

Depreciation, amortisation and impairment losses are now expected to be around DKK 2.9 billion. Free cash flow is expected to be DKK 33–35 billion.

With regard to the financial outlook for 2016, Novo Nordisk expects to provide detailed guidance on expectations in connection with the release of the full-year financial results for 2015 on 3 February 2016. At present, the preliminary plans for 2016 in local currencies indicate mid to high single-digit growth in sales and mid to high single-digit growth in operating profit adjusted for the non-recurring impact of the partial divestment of NNIT and the income related to the out-licensing of assets for inflammatory disorders, both in 2015. The preliminary plans reflect expectations for continued robust performance of the portfolio of modern insulins, Tresiba® and Victoza®, as well as a positive sales contribution from Saxenda® and Xultophy®. These sales drivers are expected to be partly countered by intensifying competition and challenging market access conditions within both diabetes and biopharmaceuticals as well as the macroeconomic conditions in China and a number of markets in International Operations. Given the current level of exchange rates versus the Danish krone, reported sales and operating profit growth in 2016 is expected to be similar to the growth in local currencies.

All of the above expectations are based on the assumption that the global economic environment will not significantly change business conditions for Novo Nordisk during 2015 and 2016, and that currency exchange rates, especially the US dollar, will remain at the current level versus the Danish krone. Please refer to appendix 7 for key currency assumptions.

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Financial report for the period 1 January 2015 to 30 September 2015	Page 14 of 31

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing currencies	Annual impact on Novo Nordisk’s operating profit of a 5% movement in currency	Hedging period (months)

USD	DKK 1,800 million	11
CNY	DKK 300 million	11*
JPY	DKK 130 million	12
GBP	DKK 85 million	11
CAD	DKK 70 million	11

* USD and Chinese Yuan traded offshore (CNH) used as proxy when hedging Novo Nordisk’s CNY currency exposure

The financial impact from foreign exchange hedging is included in ‘Net financials’.

RESEARCH & DEVELOPMENT UPDATE

DIABETES

Faster-acting insulin aspart (NN1218) completes the planned additional 26-week treatment period of the onset® 1 trial

In August 2015, the additional 26-week treatment period of the phase 3a onset® 1 trial, to further evaluate the long-term safety and efficacy of meal time faster-acting insulin aspart, was completed. People with type 1 diabetes, who had successfully optimised their basal insulin therapy following conversion to Levemir® and had been treated for 26 weeks with a mealtime faster-acting insulin aspart or mealtime NovoRapid®, were followed for an additional 26 weeks. 675 people completed the entire 52 weeks of the trial.

After 52 weeks the mean baseline HbA1c of 7.6% was reduced by 0.1% for people randomised to faster-acting insulin aspart and increased by 0.1% for people treated with NovoRapid®. This difference was statistically significant in favour of faster-acting insulin aspart. The overall rate of severe or confirmed hypoglycaemia was similar for people in both treatment arms. NovoRapid® and faster-acting insulin aspart both confirmed previous safety and tolerability profiles, and no apparent differences between the two treatment groups were observed with respect to adverse events and standard safety parameters during the 52 weeks of treatment.

The results of the 52 weeks were in line with the results of the first 26 weeks, which were announced in March 2015, thereby reaffirming the potential for better glucose control with faster-acting insulin aspart compared to NovoRapid® over an extended period and with no long-term safety concerns.

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Company announcement No 65 / 2015

Financial report for the period 1 January 2015 to 30 September 2015	Page 15 of 31

Phase 4 trial demonstrates patients with type 2 diabetes inadequately controlled on sitagliptin and metformin benefit from switching to Victoza® (NN2211)

In August 2015, Novo Nordisk completed a phase 4 trial investigating the efficacy and safety of once-daily treatment with 1.8 mg Victoza® or 100 mg sitagliptin, an oral anti- diabetic, in addition to metformin. In the double-blinded trial, 406 people with type 2 diabetes, previously inadequately controlled on sitagliptin in combination with metformin were randomised and switched to 26 weeks treatment with either Victoza® or continuation of sitagliptin in addition to metformin therapy.

From a mean baseline HbA1c of 8.3%, people who switched to Victoza® achieved a statistically significantly greater improvement in HbA1c of 1.1% compared with 0.5% for people treated with sitagliptin. In the trial, 51% of people treated with Victoza® achieved the American Diabetes Association (ADA) and the European Association for the Study of Diabetes (EASD) HbA1c treatment target of 7% compared with 27% of the people treated with sitagliptin. Furthermore, people treated with Victoza® experienced a statistically significantly greater improvement in fasting plasma glucose compared with people treated with sitagliptin.

From a mean baseline body weight of 90 kg, people treated with Victoza® experienced a statistically significantly greater weight loss of 3.3 kg compared with a weight loss of 1.6 kg for people treated with sitagliptin. In the trial, the previously reported safety and tolerability profile of Victoza® was confirmed.

Novo Nordisk completes second and final phase 3a trial with liraglutide as adjunct therapy to insulin for people with type 1 diabetes (NN9211)

In August 2015, Novo Nordisk announced headline results from the second and final phase 3a trial with liraglutide as adjunct therapy to insulin for people with type 1 diabetes. ADJUNCT ONE is a randomised, double-blinded, placebo-controlled trial investigating efficacy and safety of daily doses of 0.6 mg, 1.2 mg and 1.8 mg liraglutide compared with placebo as adjunct to insulin treatment. 1,398 people with type 1 diabetes were treated for 52 weeks.

From a mean baseline HbA1c of around 8.2%, people treated with 1.2 mg and 1.8 mg liraglutide as adjunct to insulin therapy achieved the primary objective of non-inferiority in HbA1c and showed a greater improvement in HbA1c of around 0.5% compared with 0.3% for people treated with placebo. The primary objective of HbA1c non-inferiority was not confirmed for the 0.6 mg dose.

Furthermore, from a mean baseline weight of around 86 kg, people treated with 1.2 mg and 1.8 mg liraglutide as adjunct to insulin therapy achieved a statistically significantly greater weight loss between 3 kg and 4 kg, whereas people treated with placebo experienced a weight gain of around 1 kg.

In the trial, the most common adverse events were related to the gastrointestinal system, primarily transient nausea and vomiting. The rate of severe hypoglycaemia appeared numerically, but not statistically significantly lower for all doses of liraglutide

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Financial report for the period 1 January 2015 to 30 September 2015	Page 16 of 31

as adjunct to insulin therapy compared with placebo. A statistically significant higher rate of confirmed symptomatic hypoglycaemia was observed among people treated with liraglutide 1.2 mg and 1.8 mg compared with people treated with placebo. The proportion of people with serious adverse events was similar in all treatment groups.

Based on a benefit/risk assessment of the overall dataset from the two ADJUNCT trials, Novo Nordisk does currently not intend to submit an application to expand the label of Victoza® for use in type 1 diabetes. Novo Nordisk intends to conduct thorough analyses to evaluate the clinical data and define potential future clinical and regulatory initiatives.

Novo Nordisk to initiate phase 3a development of oral semaglutide (NN9924), a once- daily oral GLP-1 treatment

In August 2015, Novo Nordisk announced the decision to initiate a phase 3a programme with oral semaglutide; a once-daily oral formulation of the long-acting GLP-1 analogue semaglutide. The decision follows the encouraging results of the proof-of-concept phase 2 trial announced on 20 February 2015 and the subsequent consultations with regulatory authorities.

Novo Nordisk now intends to initiate a global phase 3a programme, PIONEER, comprising 10 trials with approximately 9,000 people with type 2 diabetes. The PIONEER programme will include nine safety and efficacy trials and one trial for evaluating the cardio-vascular safety of oral semaglutide. The first trial in the programme is planned for initiation in first quarter of 2016 and will investigate the efficacy and safety of once-daily oral semaglutide doses of 3 mg, 7 mg and 14 mg, compared to once-daily sitagliptin dose of 100 mg. The majority of the remaining nine trials of the PIONEER programme are expected to be initiated during 2016.

Novo Nordisk successfully completes second phase 3a trial with semaglutide (NN9535) in people with type 2 diabetes

In September 2015, Novo Nordisk announced the headline results from the second phase 3a trial for semaglutide, SUSTAIN 3. Semaglutide is a new GLP-1 analogue administered subcutaneously once weekly. The trial investigated the efficacy and safety of 1.0 mg semaglutide compared with 2.0 mg exenatide once-weekly after 56 weeks of treatment added on to 1–2 oral antidiabetic drugs in 813 people with type 2 diabetes.

Following the post-trial validation of the results, it has been confirmed that the trial achieved its objective by demonstrating that from a mean baseline HbA1c of 8.4%, people treated with 1.0 mg semaglutide achieved a statistically significant and superior improvement in HbA1c of 1.5% compared to the improvement in HbA1c of 0.9% with 2.0 mg exenatide once-weekly.

67% of the people treated with 1.0 mg semaglutide achieved the American Diabetes Association (ADA) and the European Association for the Study of Diabetes (EASD) treatment target of HbA1c below 7% compared with 40% of the people treated with 2.0 mg exenatide once-weekly.

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Financial report for the period 1 January 2015 to 30 September 2015	Page 17 of 31

Furthermore, from a mean baseline body weight of 96 kg, people treated with 1.0 mg semaglutide experienced a statistically significant and superior weight loss of 5.6 kg compared with a weight loss of 1.9 kg for people treated with 2.0 mg exenatide once- weekly.

In the trial, semaglutide appeared to have a safe and well-tolerated profile. The most common adverse event was nausea which diminished over time. Nausea was reported by 22% of people treated with 1.0 mg semaglutide once-weekly compared with 12% of people treated with 2.0 mg exenatide once-weekly. The discontinuation rate due to all adverse events for 1.0 mg semaglutide was 9.4% compared to 7.2% for 2.0 mg exenatide.

Phase 2 trial initiated with semaglutide (NN9535) administered once daily for people with type 2 diabetes

In order to explore further opportunities with semaglutide, in September 2015 Novo Nordisk initiated a phase 2 dose-finding trial with the injectable GLP-1 analogue semaglutide administered once daily for people with type 2 diabetes. The trial is a 26- week randomised, double-blinded trial investigating the glycaemic effect and safety of semaglutide administered once daily compared to liraglutide and placebo in approximately 700 people with type 2 diabetes.

Novo Nordisk receives US FDA approval for Tresiba® and Ryzodeg® 70/30

In September 2015, Novo Nordisk announced that the US Food and Drug Administration (FDA) has approved Tresiba® and Ryzodeg® 70/30 for the treatment of diabetes mellitus in adults after review of the class II resubmissions of the New Drug Applications (NDAs).

Tresiba®, the approved brand name for insulin degludec, is a once-daily new-generation basal insulin analogue with a half-life of 25 hours and duration of action of at least 42 hours. In 'treat-to-target' studies comparing Tresiba® to insulin glargine, people using Tresiba® achieved similar reduction in long-term blood glucose (HbA1c), numerically greater fasting plasma glucose reduction, while using numerically lower doses of insulin in a majority of the studies. Furthermore, the studies demonstrated that Tresiba® is the first basal insulin to offer people with diabetes the possibility of injecting their basal insulin at any time of the day with the option to adjust the time of injection.

Ryzodeg® 70/30, the approved brand name for insulin degludec/insulin aspart, contains insulin degludec in a soluble co-formulation with insulin aspart. Ryzodeg® 70/30 can be administered once or twice daily with any main meal. In a 'treat-to-target' study supporting the new drug application where Ryzodeg® 70/30 was compared to NovoLog® Mix 70/30, Ryzodeg® 70/30 showed equivalent reductions in HbA1c.

On 26 March 2015, Novo Nordisk announced the decision to submit the class II resubmissions of the NDAs following the completion of the interim analysis of the cardiovascular outcomes trial for insulin degludec, DEVOTE. In order to preserve the integrity of the ongoing DEVOTE trial, only a small dedicated team within Novo Nordisk

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Financial report for the period 1 January 2015 to 30 September 2015	Page 18 of 31

has access to the data. Novo Nordisk management does not have access to the results of the interim analysis. The trial is still expected to have accrued the prespecified number of major adverse cardiovascular events (MACE) for the full trial analysis by mid- 2016.

Novo Nordisk has filed Xultophy® with the FDA for regulatory review in the US

In September 2015, Novo Nordisk announced that a New Drug Application for Xultophy®, the first once-daily single-injection combination of Tresiba® (insulin degludec) and Victoza® (liraglutide), has been submitted to the FDA. The submission made in September 2015 is expected to be reviewed under US FDA's Prescription Drug User Fee Act V (PDUFA V).

Phase 1 development successfully completed with LAI287 (NN1436)

Novo Nordisk completed the last phase 1 clinical pharmacology trial investigating the safety, tolerability as well as pharmacokinetic and pharmacodynamic profile of the new long-acting insulin LAI287. In total, the phase 1 programme comprised approximately 140 people, including healthy volunteers as well as people with type 1 and type 2 diabetes. LAI287 generally appeared safe and well tolerated. The most frequently reported adverse event was hypoglycaemia within the order observed with other long- acting insulins.

In a 5-week multiple-dose trial, LAI287 showed dose-dependent exposure as well as pharmacodynamics effect in people with type 2 diabetes previously treated with once- daily basal insulin. Furthermore, the total variability of LAI287 exposure was comparable to that of insulin degludec and with a terminal half-life of 185 hours supporting a once-weekly dosing regimen. Before initiating further clinical trials, some of the side effects observed in the phase 1 trial will be further investigated.

LAI338 (NN1438) discontinued in phase 1

In October 2015, Novo Nordisk decided to discontinue the further development of the long-acting insulin analogue LAI338 in phase 1 after a reprioritisation of the early long- acting insulin projects.

Novo Nordisk acquires Calibrium LLC and MB2 LLC

In August 2015, Novo Nordisk announced that it has entered into a definitive agreement under which Novo Nordisk will acquire Calibrium LLC and MB2 LLC, two privately held biopharmaceutical research companies based in Indiana, US. The transaction was completed in October 2015 following the Hart-Scott-Rodino clearance in the US. The parties have agreed not to disclose financial details of the transaction.

Formed in 2013 and 2014, respectively, Calibrium and MB2 are focused on developing a portfolio of novel drug candidates for the treatment of diabetes and related metabolic diseases. The acquisition will expand Novo Nordisk’s portfolio of projects and intellectual property rights within diabetes and obesity.

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Company announcement No 65 / 2015

Financial report for the period 1 January 2015 to 30 September 2015	Page 19 of 31

OBESITY

Phase 2 trial initiated with semaglutide (NN9536) administered once daily for treatment of obesity

In order to explore further opportunities with semaglutide, in October 2015 Novo Nordisk initiated the phase 2 dose-finding trial with the injectable GLP-1 analogue semaglutide, administered once daily, for treatment of obesity. The trial is a 52-week randomised, double-blinded trial investigating the effect on body weight and safety of semaglutide administered once daily compared to liraglutide and placebo in approximately 930 obese adults without type 2 diabetes.

Phase 1 trial initiated with PYY (NN9747) as a potential new treatment for obesity

In October 2015, Novo Nordisk initiated the first phase 1 trial with NN9747, a peptide YY (PYY), which may hold potential as treatment for obesity. The trial will investigate safety, tolerability and pharmacokinetics of single and multiple once-daily doses of NN9747 in around 120 overweight to obese but otherwise healthy people.

SUSTAINABILITY UPDATE

Number of employees in Novo Nordisk increased 5.0% adjusted for the NNIT divestment

The number of full-time equivalent employees at the end of the third quarter of 2015 had decreased by 1.1% to 40,261 compared with 12 months ago reflecting the divestment of NNIT. Adjusted for the impact of the divestment, the number of employees in Novo Nordisk grew by 5.0% compared with the third quarter of 2014. The growth is driven by expansions in Denmark, primarily in Product Supply, as well as in India and China.

United Nations’ global goals present opportunities for Novo Nordisk

In September, the United Nations launched a new agenda for sustainable global development towards 2030 with a set of goals intended to eradicate poverty and improve lives. Governments must develop national plans choosing goals and targets that are most relevant for them including local indicators. Novo Nordisk has been active in the process leading up to their adoption, and will take its part in delivering on the goals which are well aligned with current priorities including urban health, access to diabetes care, climate action and good governance. Novo Nordisk sees the goals as an opportunity to engage with governments to ensure that diabetes is given priority and that people with diabetes receive proper care in efforts to meet the goal to ‘ensure healthy lives and promote well-being for all at all ages’.

EQUITY

Total equity was DKK 43,109 million at the end of the first nine months of 2015, equivalent to 50.6% of total assets, compared with 53.3% at the end of the first nine months of 2014. The decrease in equity as a percentage of total assets reflects the sustained policy of returning excess capital to the company’s shareholders while the underlying operating activities have continued to expand and in addition been impacted by currencies related to the appreciation of the US dollar versus the Danish krone.

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Company announcement No 65 / 2015

Financial report for the period 1 January 2015 to 30 September 2015	Page 20 of 31

2015 share repurchase programme

On 30 April 2015, Novo Nordisk announced a share repurchase programme of up to DKK 9.3 billion to be executed from 30 April to 27 October 2015, as part of an overall 2015 programme of up to DKK 17.5 billion to be executed during a 12-month period beginning 30 January 2015. The purpose of the programme is to reduce the company’s share capital. Under the programme announced 30 April 2015, Novo Nordisk has repurchased 24,725,347 B shares for an amount of DKK 9.3 billion in the period from 30 April to 27 October 2015. The programme was concluded 27 October 2015.

As of 28 October 2015, Novo Nordisk A/S has repurchased a total of 35,903,251 B shares equal to a transaction value of DKK 13 billion under the up to DKK 17.5 billion programme beginning 30 January 2015.

As of 28 October 2015, Novo Nordisk A/S and its wholly-owned affiliates owned 44,493,718 of its own B shares, corresponding to 1.7% of the total share capital.

The execution of Novo Nordisk’s 2015 share repurchase programme of up to DKK 17.5 billion to be executed during a 12-month period beginning 30 January 2015 continues, and a new share repurchase programme has been initiated in accordance with the provisions of the European Commission’s regulation No 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules. For that purpose, Novo Nordisk has appointed Nordea Bank Danmark A/S as lead manager to execute the programme independently and without influence from Novo Nordisk. Under the agreement, Nordea Bank Danmark A/S will repurchase B shares on behalf of Novo Nordisk for an amount of up to DKK 4.5 billion during the trading period starting 29 October 2015 and ending on 1 February 2016. A maximum of 533,026 shares of DKK 0.20 can be bought during one single trading day, equal to 20% of the average daily trading volume of Novo Nordisk B shares on Nasdaq Copenhagen during the month of September 2015. A maximum of 31,981,560 shares of DKK 0.20 in total can be bought in the period from 29 October 2015 to 1 February 2016. At least once every seven trading days, Novo Nordisk will issue an announcement in respect of the transactions made under the repurchase programme.

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Company announcement No 65 / 2015

Financial report for the period 1 January 2015 to 30 September 2015	Page 21 of 31

LEGAL MATTERS

Product liability lawsuits related to Victoza®

As of 26 October 2015, Novo Nordisk, along with the majority of incretin-based product manufacturers in the US, is a defendant in product liability lawsuits related to use of incretin-based medications. To date, 184 plaintiffs have named Novo Nordisk in product liability lawsuits, predominantly claiming damages for pancreatic cancer that allegedly developed as a result of using Victoza® and other GLP-1/DPP-IV products. 127 of the Novo Nordisk plaintiffs have also named other defendants in their lawsuits. Most Novo Nordisk plaintiffs have filed suit in California federal court. Currently, Novo Nordisk does not have any individual trials scheduled in 2015. Novo Nordisk does not expect the pending claims to have a material impact on its financial position, operating profit and cash flow.

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Company announcement No 65 / 2015

Financial report for the period 1 January 2015 to 30 September 2015	Page 22 of 31

FORWARD-LOOKING STATEMENTS

Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s Annual Report 2014 and Form 20-F, both filed with the SEC in February 2015, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•	statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto
•	statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures
•	statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings
•	statements regarding the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Outlook’, ‘Research and Development update’, Equity’ and ‘Legal matters’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recalls, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees, and failure to maintain a culture of compliance.

Please also refer to the overview of risk factors in ‘Be aware of the risk’ on pp 42–43 of the Annual Report 2014 available on novonordisk.com.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

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Financial report for the period 1 January 2015 to 30 September 2015	Page 23 of 31

MANAGEMENT STATEMENT

The Board of Directors and Executive Management have reviewed and approved the financial report of Novo Nordisk A/S for the first nine months of 2015. The financial report has not been audited or reviewed by the company’s independent auditors.

The financial report for the first nine months of 2015 has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and accounting policies set out in the Annual Report 2014 of Novo Nordisk, amended with accounting policy regarding associated companies. Furthermore, the financial report for the first nine months of 2015 and Management’s Review are prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies.

In our opinion, the accounting policies used are appropriate and the overall presentation of the financial report for the first nine months of 2015 is adequate. Furthermore, in our opinion, Management’s Review includes a true and fair account of the development in the operations and financial circumstances, of the results for the period and of the financial position of the Group as well as a description of the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies.

Besides what has been disclosed in the quarterly financial report, no changes in the Group’s most significant risks and uncertainties have occurred relative to what was disclosed in the consolidated annual report for 2014.

Bagsværd, 29 October 2015

Executive Management:

Lars Rebien Sørensen	Jesper Brandgaard	Lars Fruergaard Jørgensen
President and CEO	CFO

Jakob Riis	Mads Krogsgaard Thomsen

Board of Directors:

Göran Ando	Jeppe Christiansen	Bruno Angelici
Chairman	Vice chairman

Sylvie Grégoire	Liz Hewitt	Liselotte Hyveled

Thomas Paul Koestler	Eivind Kolding	Anne Marie Kverneland

Søren Thuesen Pedersen	Stig Strøbæk	Mary Szela

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Company announcement No 65 / 2015

Financial report for the period 1 January 2015 to 30 September 2015	Page 24 of 31

FINANCIAL INFORMATION

APPENDIX 1: QUARTERLY NUMBERS IN DKK

(Amounts in DKK million, except number of full-time equivalent employees, earnings per share and number of shares outstanding).

								% change
	2015				2014			Q3 2015 vs
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q3 2014
Net sales	26,792	27,059	25,200	24,585	22,249	21,629	20,343	20%
Gross profit	22,945	23,200	21,326	20,586	18,823	17,958	16,877	22%
Gross margin	85.6%	85.7%	84.6%	83.7%	84.6%	83.0%	83.0%
Sales and distribution costs	6,951	7,175	6,147	6,679	5,899	5,559	5,086	18%
Percentage of sales	25.9%	26.5%	24.4%	27.2%	26.5%	25.7%	25.0%
Research and development costs	3,289	3,035	3,250	3,865	3,654	3,075	3,168	(10%)
Costs related to discontinuation of activities within inflammatory disorders	-	-	-	-	600	-	-	N/A
Percentage of sales	12.3%	11.2%	12.9%	15.7%	16.4%	14.2%	15.6%
Administrative costs	952	887	854	1,067	870	795	805	9%
Percentage of sales	3.6%	3.3%	3.4%	4.3%	3.9%	3.7%	4.0%
Other operating income, net	227	379	2,782	182	169	204	215	34%
Non-recurring income from the initial public offering of NNIT A/S	-	-	2,376	-	-	-	-	N/A
Operating profit	11,980	12,482	13,857	9,157	8,569	8,733	8,033	40%
Operating margin	44.7%	46.1%	55.0%	37.2%	38.5%	40.4%	39.5%
Financial income	9	(227)	285	(1,141)	326	396	586	(97%)
Financial expenses	1,853	1,707	1,657	(336)	441	140	318	N/A
Net financials	(1,844)	(1,934)	(1,372)	(805)	(115)	256	268	N/A
Profit before income taxes	10,136	10,548	12,485	8,352	8,454	8,989	8,301	20%
Income taxes	1,753	2,205	2,609	1,823	1,954	1,995	1,843	(10%)
Net profit	8,383	8,343	9,876	6,529	6,500	6,994	6,458	29%
Depreciation, amortisation and impairment losses 1)	633	648	663	928	1,183	667	657	(46%)
Capital expenditure	1,246	1,018	764	1,505	986	802	693	26%
Net cash generated from operating activities	12,088	11,974	4,106	7,301	12,197	8,125	4,069	(1%)
Free cash flow	8,786	10,830	5,643	5,717	11,157	7,250	3,272	(21%)
Total assets	85,195	81,313	77,457	77,062	71,283	63,681	63,241	20%
Total equity	43,109	39,111	32,108	40,294	37,967	36,661	33,583	14%
Equity ratio	50.6%	48.1%	41.5%	52.3%	53.3%	57.6%	53.1%
Full-time equivalent employees end of period	40,261	39,658	39,062	40,957	40,700	40,226	39,579	(1%)
Basic earnings per share/ADR (in DKK)	3.27	3.24	3.8	2.51	2.49	2.66	2.44	31%
Diluted earnings per share/ADR (in DKK)	3.26	3.23	3.79	2.51	2.47	2.66	2.43	32%
Average number of shares outstanding (million)	2,565.90	2,578.10	2,596.70	2,599.70	2,613.90	2,628.90	2,642.40	(2%)
Average number of diluted shares outstanding (million)	2,571.80	2,584.10	2,604.20	2,608.20	2,622.20	2,637.30	2,653.10	(2%)
Sales by business segment:
New-generation insulin	376	330	271	262	175	141	80	115%
Modern insulin (insulin analogues)	12,500	12,604	11,498	11,168	10,641	10,351	9,377	17%
Human insulin	2,772	2,784	2,897	2,772	2,478	2,475	2,573	12%
Victoza®	4,680	4,486	3,957	4,010	3,441	3,059	2,916	36%
Other diabetes and obesity care	1,223	1,075	1,195	1,064	953	1,031	1,013	28%
Diabetes and obesity care total	21,551	21,279	19,818	19,276	17,688	17,057	15,959	22%
Haemophilia	2,371	2,757	2,734	2,610	2,112	2,327	2,255	12%
Norditropin®	1,842	2,083	1,830	1,811	1,686	1,509	1,500	9%
Other biopharmaceuticals 2)	1,028	940	818	888	763	736	629	35%
Biopharmaceuticals total	5,241	5,780	5,382	5,309	4,561	4,572	4,384	15%
Sales by geographic segment:
North America	14,415	14,325	12,455	12,164	11,133	10,561	9,265	29%
Europe	5,200	5,222	4,977	5,413	5,045	4,989	4,703	3%
International Operations	3,406	3,884	3,684	3,602	2,938	2,968	3,032	16%
Region China	2,415	2,284	2,847	2,089	1,881	1,947	2,171	28%
Japan & Korea	1,356	1,344	1,237	1,317	1,252	1,164	1,172	8%
Segment operating profit:
Diabetes and obesity care	9,085	8,713	7,950	6,383	6,989	6,376	5,785	30%
Biopharmaceuticals	2,895	3,769	3,531	2,774	1,580	2,357	2,248	83%
Income from the initial public offering of NNIT A/S (unallocated to segments)	-	-	-	-	-	-	-	N/A

1) Including impairments of around DKK 480 million in Q3 and Q4 2014 related to discontinuation of activities within inflammatory disorders.

2) Comparative figures have been restated as NovoEight® and NovoThirteen® are now reported as Haemophilia together with NovoSeven®.

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Company announcement No 65 / 2015

Financial report for the period 1 January 2015 to 30 September 2015	Page 25 of 31

APPENDIX 2: INCOME STATEMENT AND STATEMENT OF COMPREHENSIVE INCOME

	9M	9M	Q3	Q3
DKK million	2015	2014	2015	2014

Income statement

Net sales	79,051	64,221	26,792	22,249
Cost of goods sold	11,580	10,563	3,847	3,426
Gross profit	67,471	53,658	22,945	18,823

Sales and distribution costs	20,273	16,544	6,951	5,899
Research and development costs	9,574	9,897	3,289	3,654
Administrative costs	2,693	2,470	952	870
Other operating income, net	3,388	588	227	169
Non-recurring income from the initial public offering of NNIT A/S	2,376	-	-	-
Operating profit	38,319	25,335	11,980	8,569

Financial income	67	1,308	9	326
Financial expenses	5,217	899	1,853	441
Profit before income taxes	33,169	25,744	10,136	8,454

Income taxes	6,567	5,792	1,753	1,954
NET PROFIT	26,602	19,952	8,383	6,500

Basic earnings per share (DKK)	10.31	7.59	3.27	2.49
Diluted earnings per share (DKK)	10.28	7.56	3.26	2.47

Segment Information

Segment sales:
Diabetes and obesity care	62,648	50,704	21,551	17,688
Biopharmaceuticals	16,403	13,517	5,241	4,561

Segment operating profit:
Diabetes and obesity care	25,748	19,150	9,085	6,989
Operating margin	41.1%	37.8%	42.2%	39.5%
Biopharmaceuticals	10,195	6,185	2,895	1,580
Operating margin	62.2%	45.8%	55.2%	34.6%
Income from the initial public offering of NNIT A/S (unallocated to segments)	2,376	-	-	-
Total segment operating profit	38,319	25,335	11,980	8,569

Statement of comprehensive income
Net profit for the period	26,602	19,952	8,383	6,500

Other comprehensive income
Remeasurements on defined benefit plans	(37)	(223)	53	(102)
Items that will not subsequently be reclassified to the Incomestatement	(37)	(223)	53	(102)

Exchange rate adjustments of investments in subsidiaries	(603)	90	(315)	(75)
Cash flow hedges, realisation of previously deferred (gains)/losses	2,142	(1,149)	483	(236)
Cash flow hedges, deferred gains/(losses) incurred during the period	(191)	(1,977)	897	(1,645)
Other items	318	105	(144)	111
Items that will be reclassified subsequently to the Income statement, when specific conditions are met	1,666	(2,931)	921	(1,845)

Other comprehensive income before tax	1,629	(3,154)	974	(1,947)

Tax on other comprehensive income, income/(expense)	(364)	954	(365)	618
Other comprehensive income for the period, net of tax	1,265	(2,200)	609	(1,329)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	27,867	17,752	8,992	5,171

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Company announcement No 65 / 2015

Financial report for the period 1 January 2015 to 30 September 2015	Page 26 of 31

APPENDIX 3: BALANCE SHEET

DKK million	30 Sep 2015	31 Dec 2014

ASSETS

Intangible assets	1,465	1,378
Property, plant and equipment	23,977	23,136
Investment in associated company	806	-
Deferred income tax assets	6,185	5,399
Other financial assets	1,274	856
TOTAL NON-CURRENT ASSETS	33,707	30,769

Inventories	12,762	11,357
Trade receivables	13,565	13,041
Tax receivables	4,240	3,210
Other receivables and prepayments	2,826	2,750
Marketable securities	2,024	1,509
Derivative financial instruments	587	30
Cash at bank and on hand	15,484	14,396
TOTAL CURRENT ASSETS	51,488	46,293

TOTAL ASSETS	85,195	77,062

EQUITY AND LIABILITIES

Share capital	520	530
Treasury shares	(8)	(11)
Retained earnings	42,797	41,277
Other reserves	(200)	(1,502)
TOTAL EQUITY	43,109	40,294

Deferred income tax liabilities	11	7
Retirement benefit obligations	1,160	1,031
Provisions	2,392	2,041
Total non-current liabilities	3,563	3,079

Current debt	630	720
Trade payables	3,845	4,950
Tax payables	3,313	2,771
Other liabilities	12,418	11,051
Derivative financial instruments	1,598	2,607
Provisions	16,719	11,590
Total current liabilities	38,523	33,689

TOTAL LIABILITIES	42,086	36,768

TOTAL EQUITY AND LIABILITIES	85,195	77,062

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Company announcement No 65 / 2015

Financial report for the period 1 January 2015 to 30 September 2015	Page 27 of 31

APPENDIX 4: STATEMENT OF CASH FLOWS

DKK million	9M 2015	9M 2014
Net profit	26,602	19,952
Adjustment for non-cash items:
Income taxes	6,567	5,792
Depreciation, amortisation and impairment losses	1,944	2,507
NNIT non-recurring income included in 'other operating income' 1)	(2,526)	-
Other non-cash items	5,312	3,064
Change in working capital	(1,911)	(2,312)
Interest received	59	119
Interest paid	(43)	(22)
Income taxes paid	(7,836)	(4,709)
Net cash generated from operating activities	28,168	24,391

Proceeds from the partial divestment of NNIT A/S 2)	2,303	-
Proceeds from sale of other financial assets	32	58
Purchase of intangible assets and other financial assets	(195)	(289)
Proceeds from sale of property, plant and equipment	6	2
Purchase of property, plant and equipment	(3,034)	(2,483)
Sale of marketable securities	1,506	2,225
Purchase of marketable securities	(2,021)	-
Net cash generated from investing activities	(1,403)	(487)

Purchase of treasury shares, net	(12,749)	(10,795)
Dividends paid	(12,905)	(11,866)
Net cash used in financing activities	(25,654)	(22,661)

NET CASH GENERATED FROM ACTIVITIES	1,111	1,243
Cash and cash equivalents at the beginning of the yea	13,676	10,513
Exchange gain/(loss) on cash and cash equivalents	67	64
Cash and cash equivalents at the end of the period	14,854	11,820

1) Excluding transaction costs of DKK 150 million which are included as operating activities

2) Proceeds consist of cash received from divestment of 74.5% shares, net of NNIT cash balance at time of sale

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Company announcement No 65 / 2015

Financial report for the period 1 January 2015 to 30 September 2015	Page 28 of 31

APPENDIX 5: STATEMENT OF CHANGES IN EQUITY

				Other reserves
DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjust ments	Cash flow hedges	Tax and other adjust- ments	Total other reserves	Total

9M 2015

Balance at the beginning of the period	530	(11)	41,277	(248)	(2,221)	967	(1,502)	40,294
Net profit for the period			26,602					26,602
Other comprehensive income for the period, net of tax			(37)	(603)	1,951	(46)	1,302	1,265
Total comprehensive income for the period			26,565	(603)	1,951	(46)	1,302	27,867

Transactions with owners, recognised directly in equity:
Dividends			(12,905)					(12,905)
Share-based payment			295					295
Tax credit related to share-based payment scheme			307					307
Purchase of treasury shares		(8)	(12,774)					(12,782)
Sale of treasury shares		1	32					33
Reduction of the B share capital	(10)	10						-
Balance at the end of the period	520	(8)	42,797	(851)	(270)	921	(200)	43,109

				Other reserves
DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjust ments	Cash flow hedges	Tax and other adjust- ments	Total other reserves	Total

9M 2014

Balance at the beginning of the period	550	(21)	41,137	(209)	1,233	(121)	903	42,569
Net profit for the period			19,952					19,952
Other comprehensive income for the period, net of tax			(223)	90	(3,126)	1,059	(1,977)	(2,200)
Total comprehensive income for the period			19,729	90	(3,126)	1,059	(1,977)	17,752
Transactions with owners, recognised directly in equity:
Dividends			(11,866)					(11,866)
Share-based payment			265					265
Tax credit related to share-based payment scheme			42					42
Purchase of treasury shares		(9)	(10,834)					(10,843)
Sale of treasury shares		1	47					48
Reduction of the B share capital	(20)	20						-
Balance at the end of the period	530	(9)	38,520	(119)	(1,893)	938	(1,074)	37,967

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Company announcement No 65 / 2015

Financial report for the period 1 January 2015 to 30 September 2015	Page 29 of 31

APPENDIX 6: REGIONAL SALES SPLIT

Q3 2015 sales split per region

DKK million	Total	North America	Europe	Inter- national Operations	Region China	Japan & Korea

The diabetes and obesity care segment
Modern insulin	12,500	7,283	2,345	1,400	1,055	417
% change in local currencies	5%	6%	(1%)	8%	14%	(4%)
NovoRapid ®	5,119	3,108	1,066	507	222	216
% change in local currencies	3%	0%	3%	10%	24%	0%
NovoMix ®	2,716	716	546	574	726	154
% change in local currencies	2%	0%	(7%)	6%	11%	(8%)
Levemir ®	4,665	3,459	733	319	107	47
% change in local currencies	10%	14%	(2%)	7%	11%	(10%)
Human insulin	2,772	549	499	771	875	78
% change in local currencies	3%	7%	(11%)	10%	6%	(13%)
Victoza®	4,680	3,428	869	206	58	119
% change in local currencies	20%	23%	4%	26%	22%	80%
Other diabetes and obesity care 1)	1,599	411	319	260	389	220
% change in local currencies	30%	73%	23%	29%	12%	23%
Diabetes and obesity care total	21,551	11,671	4,032	2,637	2,377	834
% change in local currencies	9%	12%	0%	11%	11%	8%

The biopharmaceuticals segment
Haemophilia	2,371	1,183	576	423	32	157
% change in local currencies	3%	(9%)	17%	32%	(12%)	(12%)
Norditropin®	1,842	807	410	288	4	333
% change in local currencies	0%	(14%)	(4%)	55%	33%	11%
Other biopharmaceuticals	1,028	754	182	58	2	32
% change in local currencies	19%	29%	(1%)	(8%)	(100%)	24%
Biopharmaceuticals total	5,241	2,744	1,168	769	38	522
% change in local currencies	5%	(3%)	6%	35%	(11%)	3%
Total sales	26,792	14,415	5,200	3,406	2,415	1,356
% change in local currencies	8%	9%	1%	16%	10%	6%
% change as reported	20%	29%	3%	16%	28%	8%
Share of growth	100%	55%	4%	26%	11%	4%

9M 2015 sales split per region

DKK million	Total	North America	Europe	Inter- national Operations	Region China	Japan & Korea

The diabetes and obesity care segment
Modern insulin	36,602	20,705	6,908	4,456	3,272	1,261
% change in local currencies NovoRapid ®	6%	6%	0%	15%	12%	(5%)
NovoRapid ®	15,031	9,028	3,113	1,590	652	648
% change in local currencies	5%	1%	5%	21%	21%	1%
NovoMix ®	8,312	2,104	1,634	1,797	2,308	469
% change in local currencies	2%	(6%)	(7%)	14%	11%	(9%)
Levemir ®	13,259	9,573	2,161	1,069	312	144
% change in local currencies	10%	14%	(1%)	9%	6%	(17%)
Human insulin	8,453	1,543	1,505	2,482	2,683	240
% change in local currencies	1%	(7%)	(9%)	17%	0%	(16%)
Victoza®	13,123	9,382	2,554	693	166	328
% change in local currencies	21%	24%	10%	22%	8%	68%
Other diabetes and obesity care 1)	4,470	936	899	782	1,255	598
% change in local currencies	19%	31%	22%	33%	0%	28%
Diabetes and obesity care total	62,648	32,566	11,866	8,413	7,376	2,427
% change in local currencies	9%	11%	2%	18%	5%	7%

The biopharmaceuticals segment
Haemophilia	7,862	3,943	1,752	1,549	155	463
% change in local currencies	4%	(1%)	12%	13%	(1%)	(5%)
Norditropin®	5,755	2,711	1,246	819	11	968
% change in local currencies	10%	14%	(2%)	22%	11%	8%
Other biopharmaceuticals	2,786	1,975	535	193	4	79
% change in local currencies	14%	21%	5%	(1%)	0%	(4%)
Biopharmaceuticals total	16,403	8,629	3,533	2,561	170	1,510
% change in local currencies	8%	8%	6%	14%	0%	3%
Total sales	79,051	41,195	15,399	10,974	7,546	3,937
% change in local currencies	9%	10%	3%	17%	5%	5%
% change as reported	23%	33%	4%	23%	26%	10%
Share of growth	100%	56%	8%	27%	6%	3%

1) Other diabetes and obesity care also includes new-generation insulin.

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Company announcement No 65 / 2015

Financial report for the period 1 January 2015 to 30 September 2015	Page 30 of 31

APPENDIX 7: KEY CURRENCY ASSUMPTIONS

DKK per 100	2014 average exchange rates	YTD 2015 average exchange rates as of 26 October 2015	Current exchange rates as of 26 October 2015
USD	562	669	678
CNY	91.2	106.9	106.7
JPY	5.32	5.54	5.6
GBP	925	1,025	1,038
CAD	509	529	515

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Company announcement No 65 / 2015

Financial report for the period 1 January 2015 to 30 September 2015	Page 31 of 31

APPENDIX 8: QUARTERLY NUMBERS IN USD (ADDITIONAL INFORMATION)

Key figures are translated into USD as additional information - the translation is based on the average exchange rate for income statement and the exchange rate at the balance sheet date for balance sheet items. The specified percent changes are based on the changes in the 'Quarterly numbers in DKK', see appendix 1.

(Amounts in USD million, except full-time equivalent employees, earnings per share and number of shares outstanding).

	2015			2014				% change Q3 2015 vs
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q3 2014
Net sales	3,991	4,004	3,808	4,143	3,957	3,975	3,734	20%
Gross profit	3,418	3,434	3,222	3,469	3,349	3,301	3,097	22%
Gross margin	85.6%	85.7%	84.6%	83.7%	84.6%	83.0%	83.0%
Sales and distribution costs	1,035	1,064	928	1,128	1,051	1,021	933	18%
Percentage of sales	25.9%	26.5%	24.4%	27.2%	26.5%	25.7%	25.0%
Research and development costs	491	448	491	652	651	566	581	(10%)
Costs related to discontinuation of activities within inflammatory disorders	-	-	-	-	109	-	-	N/A
Percentage of sales	12.3%	11.2%	12.9%	15.7%	16.4%	14.2%	15.6%
Administrative costs	142	131	129	181	155	146	148	9%
Percentage of sales	3.6%	3.3%	3.4%	4.3%	3.9%	3.7%	4.0%
Other operating income, net	34	52	420	30	30	38	39	34%
Non-recurring income from the initial public offering of NNIT A/S	-	-	359	-	-	-	-	N/A
Operating profit	1,784	1,843	2,094	1,538	1,522	1,606	1,474	40%
Operating margin	44.7%	46.1%	55.0%	37.2%	38.5%	40.4%	39.5%
Financial income	1	(34)	43	(208)	58	72	108	(97%)
Financial expenses	276	252	251	(63)	79	26	58	N/A
Net financials	(275)	(286)	(208)	(145)	(21)	46	50	N/A
Profit before income taxes	1,509	1,557	1,886	1,393	1,501	1,652	1,524	20%
Income taxes	260	326	394	303	348	366	339	(10%)
Net profit	1,249	1,231	1,492	1,090	1,153	1,286	1,185	29%
Depreciation, amortisation and impairment losses 1)	94	96	100	156	212	122	121	(46%)
Capital expenditure	186	151	115	259	176	148	127	26%
Net cash generated from operating activities	1,802	1,784	620	1,211	2,191	1,493	747	(1%)
Free cash flow	1,309	1,609	853	939	2,005	1,332	601	(21%)
Total assets	12,794	12,195	11,157	12,589	12,051	11,666	11,679	20%
Total equity	6,474	5,866	4,625	6,582	6,419	6,716	6,202	14%
Equity ratio	50.6%	48.1%	41.5%	52.3%	53.3%	57.6%	53.1%
Full-time equivalent employees end of period	40,261	39,658	39,062	40,957	40,700	40,226	39,579	(1%)
Basic earnings per share/ADR (in USD)	0.49	0.48	0.57	0.42	0.44	0.49	0.45	31%
Diluted earnings per share/ADR (in USD)	0.48	0.48	0.57	0.42	0.44	0.48	0.45	32%
Average number of shares outstanding (million)	2,565.9	2,578.1	2,596.7	2,599.7	2,613.9	2,628.9	2,642.4	(2%)
Average number of diluted shares outstanding (million)	2,571.8	2,584.1	2,604.2	2,608.2	2,622.2	2,637.3	2,653.1	(2%)
Sales by business segment:
New-generation insulin	56	49	41	45	31	26	15	115%
Modern insulin (insulin analogues)	1,862	1,867	1,736	1,879	1,893	1,902	1,721	17%
Human insulin	413	411	438	466	440	455	472	12%
Victoza®	697	664	598	679	614	562	535	36%
Other diabetes and obesity care	183	158	181	178	170	189	186	28%
Diabetes and obesity care total	3,211	3,149	2,994	3,247	3,148	3,134	2,929	22%
Haemophilia	353	408	413	441	373	427	415	12%
Norditropin®	274	308	277	305	300	278	275	9%
Other biopharmaceuticals 2)	153	139	124	150	136	136	115	35%
Biopharmaceuticals total	780	855	814	896	809	841	805	15%
Sales by geographic segment:
North America	2,147	2,121	1,882	2,054	1,981	1,940	1,702	29%
Europe	774	773	752	910	897	917	863	3%
International Operations	508	574	557	608	522	546	556	16%
Region China	360	337	430	350	334	358	398	28%
Japan & Korea	202	199	187	221	223	214	215	8%
Segment operating profit:
Diabetes and obesity care	1,353	1,290	1,201	1,067	1,244	1,173	1,061	30%
Biopharmaceuticals	431	557	534	471	278	433	413	83%
Income from the initial public offering of NNIT A/S (unallocated to segments)	-	-	359	-	-	-	-	N/A

1) Including impairments of around USD 85 million in Q3 and Q4 2014 related to discontinuation of activities within inflammatory disorders.

2) Comparative figures have been restated as NovoEight® and NovoThirteen® are now reported as Haemophilia together with NovoSeven®.

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Company announcement No 65 / 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: October 29, 2015	NOVO NORDISK A/S Lars Rebien Sørensen, Chief Executive Officer